SPINNAKER ETF TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

January 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Rule 477 Request by Spinnaker ETF Trust ("Trust") (File Nos. 333-165711 and 811-22398) to withdraw the Trust's Registration Statement filed on Form N-1A

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, Spinnaker ETF Trust requests withdrawal of its Registration Statement on Form N-1A (the "Registration Statement") filed with the U.S. Securities and Exchange Commission on January 23, 2017, EDGAR Accession Number: 0001484018-17-000006. The Trust has determined that this filing was filed under an incorrect Submission Form, and plans to re-file under the correct Submission Form Type.  No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-972-9922, extension 249.

Yours truly,

/s/ Matthew J. Beck
Matthew J. Beck

cc:	Betselot Zeleke Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Terrence O. Davis, Esq.
1180 West Peachtree Street, Suite 1800
Atlanta, GA  30309
404-817-8531
Washington, DC 20549